

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2020

Steve Rubakh
Chief Executive Officer
Integrated Ventures, Inc.
73 Buck Road, Suite 2
Huntingdon Valley, PA 19006

> **Re: Integrated Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 22, 2020**
> **File No. 333-249596**

Dear Mr. Rubakh:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you have attempted to register the resale of common stock underlying the convertible promissory note that you issued to Eagle Equities, LLC on August 4, 2020. It appears that you have not completed the private placement of the convertible note and that, therefore, registration of the common stock is not permissible at this time. In this regard, we note that Eagle Equities does not appear to be irrevocably bound to purchase the securities; for example, we note that the purchase agreement and note are assignable. In addition, Eagle Equities does not appear to be at market risk for the unissued shares; for example, we note that you have agreed to reduce the conversion price of the note and the par value of your common stock in certain cases. Finally, it is premature to register the resale of the underlying common stock at this time, because the closing of the private

placement will not necessarily occur within a short time after effectiveness of the registration statement; in this regard, we note that Eagle Equities is permitted to purchase the Unfunded Balance until February 4, 2022.

Please withdraw your registration statement and complete the private placement of the convertible note or amend your registration statement to reflect a primary offering at a fixed price. In any subsequent registration statement or amendment, revise to state that Eagle Equities is acting as an underwriter, or tell us why it should not be identified as such. Alternatively, please provide us with a detailed legal analysis as to why the offering Eagle Equities should properly be regarded as a secondary offering. Refer to Securities Act Sections Compliance and Disclosure Interpretation 139.11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services